

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
William McGinnis
President and Chief Executive Officer
National Technical Systems Inc.
24007 Ventura Boulevard
Calabasas, California 91302

> **Re:     National Technical Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2013**
> **File No. 001-34882**

Dear Mr. McGinnis:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc (via e-mail): James A. Mercer, III, Esq.